STATE *of* DELAWARE
CERTIFICATE *of* TRUST

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et seq.) and sets forth the following:

• **First:** The name of the trust is Calamos Global Convertible and Dynamic Income Trust

• **Second:** The name and address of the Registered Agent in the State of Delaware is The Corporation Trust Company
1209 Orange Street
Wilmington, Delaware 19801

• **Third:** The Statutory Trust is or will become prior to or within 180 days following the first issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C. §§ 80a-1 et seq.).

• **Fourth:** (Insert any other information the trustees determine to include therein.)

Notice is hereby given that, pursuant to Section 3804 of the Delaware Statutory Trust Act, 12 Del. C. § 3801 et seq., the Trust has or may establish one or more designated series and that the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Trust shall be enforceable against the assets of such series only and not against the assets of the Trust generally or any other series thereof, and, unless otherwise provided in the governing instrument of the Trust, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Trust generally or any other series thereof shall be enforceable against the assets of such series.

By: [signature]
Trustee(s)

Name: J. Christopher Jackson
Typed or Printed